UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

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                                                     SEC FILE NUMBER
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                                                     CUSIP NUMBER
                                                     0001336560


                                    FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):  __Form 10-K,  __ Form 20-F,  __ Form 11-K,  __ Form 10-Q,  __ Form
 10-D, _X _Form N-SAR, _ _Form N-CSR

For Period Ended: _December 31, 2005________________________________
__Transition Report on Form 10-K
__Transition Report on Form 20-F
__Transition Report on Form 11-K
__Transition Report on Form 10-Q
__Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

_Evergreen Asset Allocation Trust________________________________________
Full Name of Registrant
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Former Name if Applicable

200 Berkeley Street___________________________________________________________
Address of Principal Executive Office (Street and Number)
Boston, MA 02116________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate) _X__

                  (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)

         Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Asset Allocation Trust (the "Trust") requires an extension in order to resolve certain technical matters relating to the restructuring done with Evergreen Asset Allocation Fund (the "Fund"). Due to the investment structure of the Trust and the Fund, the Trust and Fund are preparing a combined shareholder report.

 (Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
_Kasey Phillips___________617_____________210-3272_____________
(Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the

Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes_X_ No__

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes__ No_X_ If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Evergreen Asset Allocation Trust________________________________________________ (Name of Registrant as
Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date _February 27, 2006_______________________________________
By __ Kasey Phillips________________________________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001). GENERAL INSTRUCTIONS 1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification. 5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).